CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of April 2004                       Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X  Form 40-F
                      ----           ---



                  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


                  (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82-   .)

Natuzzi's Shareholders Approved Year 2003 Financial Statements and the Distribution of an Annual Dividend of EUR 0.14 Per Ordinary Share

    SANTERAMO IN COLLE, BARI, Italy--(BUSINESS WIRE)--April 30, 2004--

  Appointed the Members of the Board of Directors and the Members of
                    the Board of Statutory Auditors

    Natuzzi S.p.A. (NYSE: NTZ), today announced that the Company's financial statements for the year ended December 31, 2003, were approved by shareholders at the Annual Shareholders' Meeting held on April 30, 2004. As previously announced on March 25, 2004, Natuzzi reported net consolidated sales of EUR 769.6 million for 2003, a decrease of 4.4% over the prior year, and net consolidated profit of EUR 37.3 million, down 59.2% from the same period last year.
    Natuzzi's shareholders also approved the distribution of an annual dividend for 2003 of EUR 0.14 per ordinary share (one ordinary share equals one ADS or American Depositary Share). The dividend will be distributed to shareholders registered as of the May 28, 2004, record date, and will be paid, beginning July 14, 2004, by The Bank of New York, the depositary bank of Natuzzi's ADSs.
    Shareholders appointed Pasquale Natuzzi, Armando Branchini, Stelio Campanale, Giuseppe Desantis, Pietro Gennaro, Giambattista Massaro, Gianluca Monteleone, Giuseppe Russo Corvace, Enrico Vitali as members of the Board of Directors.
    Shareholders also appointed Francesco Venturelli as Chairman of the Board of Statutory Auditors, Cataldo Sferra and Costante Leone as members of Board of Statutory Auditors and Giuseppe Pio Macario and Vittorio Boscia as alternates.
    Shareholders confirmed KPMG S.p.A. as Company's External Auditor for the three year period 2004 - 2006.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 137 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 96 licensed Divani & Divani by Natuzzi and Natuzzi branded stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

    www.natuzzi.com

    CONTACT: Natuzzi S.p.A.
             Investor Relations Dept.
             Tel.: +39-080-8820-412
             Fax: +39-080-8820-241
             E-mail: investor_relations@natuzzi.com
             or
             Corporate Press Office
             Tel.: +39-080-8820-124
             Fax: +39-080-8820-508
             E-mail:  relazioni.esterne@natuzzi.com

                                                                       CONFORMED

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 NATUZZI S.p.A.
                                  (Registrant)


Date:  April 30, 2004            By: /s/ GIUSEPPE DESANTIS
                                     ----------------------------------
                                         Giuseppe Desantis